August 18, 2011

Jennifer Thompson Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-0404

Re:	ONEOK Partners, L.P. Form 10-K for Year Ended December 31, 2010 Filed February 22, 2011 File No. 1-12202

Dear Ms. Thompson:

This letter is to respond to the Securities and Exchange Commission Staff’s letter of comment dated August 9, 2011, concerning the referenced filing of ONEOK Partners, L.P. (“ONEOK Partners”).

ONEOK Partners Debt Guarantee, page 80

1.
We have reviewed your response to comment one in our letter dated July 21, 2011. Please note that where Note 2 to Rule 3-10(e) of Regulation S-X states that any subsidiaries of the parent company other than the subsidiary guarantor must be minor, this refers to both direct and indirect subsidiaries of the parent company. As your indirect subsidiaries contain virtually all of the assets and operations of your consolidated company, it does not appear that you can conclude that these indirect subsidiaries are minor. Notwithstanding the fact that the subsidiary guarantor consolidates all of these indirect subsidiaries, we do not believe that you meet the criteria specified in Note 2 to Rule 3-10(e) of Regulation S-X to provide narrative disclosure in lieu of the condensed consolidating financial information required by Rule 3-10(e)(4) of Regulation S-X. Please confirm to us that you will provide this condensed consolidating financial information in future filings, including your Forms 10-Q.

Response: We confirm that we will provide condensed consolidating financial information in future filings, including our Forms 10-Q.

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Please contact me at (918) 588-7910, if you need clarification or additional information.

Sincerely,

Derek S. Reiners Senior Vice President and Chief Accounting Officer	ONEOK Partners, L.P.
100 West Fifth Street
Tulsa, OK 74103
www.oneokpartners.com